SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2023

Woori Financial Group Inc.

(Translation of registrant’s name into English)

51, Sogong-ro, Jung-gu, Seoul, 04632, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Notice of Record Date

Woori Financial Group Inc. (“Woori Financial Group”) announced that June 5, 2023 will be the record date for the determination of (i) the shareholders who have the right to oppose the small-scale stock exchange plan between Woori Financial Group and Woori Investment Bank Co., Ltd. (“Woori Investment Bank”) and (ii) the shareholders entitled to vote at a shareholders’ meeting to take place if shareholders owning more than an aggregate of 20% of the total number of issued shares of Woori Financial Group oppose the small-scale stock exchange plan and Woori Financial Group’s board of directors intends to proceed with the stock exchange pursuant to the ordinary procedures of Article 360-3 of the Commercial Code. June 5, 2023 will also be the record date with respect to holders of Woori Financial Group’s American Depositary Shares.

Please refer to the separate announcement for details regarding the comprehensive small-scale stock exchange plan between Woori Financial Group and Woori Investment Bank.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Financial Group Inc.
(Registrant)

Date: May 26, 2023	By: /s/ Sung-Wook Lee
(Signature)
Name: Sung-Wook Lee
Title: Deputy President